United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

PHAROL, SGPS S.A.

BOARD OF DIRECTORS

GENERAL MEETING OF SHAREHOLDERS

July 31, 2015

Proposal Presented Under the Sole Item of the Agenda

Considering that:

a)             Over time, PHAROL, SGPS S.A (“PHAROL” or “Company”), directly and/or through its subsidiaries, has made various investments in debt instruments issued by entities in the Espirito Santo Group (“Grupo Espírito Santo” or “GES”), more precisely issued by Espírito Santo Internacional (“ESI”) and Rio Forte Investments (“Rio Forte”);

b)             On June 30, 2014, it has been made public that by April 2014, PHAROL and its subsidiaries, have invested a global amount of 897 million Euros, as a capital, in debt instruments issued by Rio Forte (“Investment”);

c)              The payment of such debt instruments was due on July 15 and 17, 2014 (respectively, 847 and 50 million Euros, as a capital amount), which did not occur on or after said dates. On December 2014, the competent Court of Luxembourg has declared the insolvency of Rio Forte;

d)             The Company has hired PricewaterhouseCoopers (PwC) to conduct an independent analysis of the proceedings and acts related to the investments in treasury applications issued by entities in the GES. The results of such analysis were disclosed to the market on January 8, 2015;

e)              In accordance with applicable law, the Bank of Portugal has made available to the Company several elements related to GES which confirm the violation of duties by members of the Board of Directors of the Company;

f)               Considering the report of PwC and other elements that were made available, a conclusion has been reached as to the viability of a liability claim, pursuant to articles 72 et seq. of the Portuguese Companies Code, to be filed against former executive members of the Board of Directors of the Company that intervened in the decision of investing 897 million Euros by PHAROL and its subsidiaries, and against the remaining members of the Board of Directors who, despite possessing elements which would have allowed them to avoid the investment decision, did nothing, particularly in light of the following:

(i) The Investment was made in breach of several internal rules regarding the decision-making process, particularly in light of the nature and the size of the Investment, which, given the circumstances, should have been submitted for approval by the Executive Committee and the Board of Directors;

(ii) The Investments were made without due care, by the directors involved in the Investment decision, in assessing the risk, as of the date of the Investment, of the issuer Rio Forte;

(iii) On the Investment date, the implementation of the Business Combination with Oi was ongoing and for this reason the Investment should never have been made, pursuant to the terms Business Combination was being projected;

(iv) The Investment determined / was an adequate cause for the revision of the conditions of the Business Combination in terms that were later resolved in the General Meeting of Shareholders of the Company on September 8, 2014, leading PHAROL to execute a swap pursuant to which it gave Oi an aggregate of 47,434,872 Oi common shares and 94,869,744 Oi preferred shares in exchange for the Investment;

(v) The damages caused to the Company are material and extensive even though it is not yet possible to determine their precise quantification;

(vi) Had the violation of legal and statutory duties, among others, by the former members of the Board of Directors of the Company, not taken place, the Company would never have made the Investment;

(vii) Since Rio Forte has been declared insolvent, it is now impossible to anticipate the amount that the Company will be able to recover in the context of its liquidation, should it be able to recover any amount whatsoever.

The Board of Directors hereby proposes the following resolution for approval by this General Meeting of Shareholders:

To file, in accordance with articles 72 et. seq. of the Portuguese Companies Code, a liability claim against any member of the Board of Directors, elected for the three-year period of 2012/2014, who has violated legal, fiduciary and/ or statutory duties, among others, either by action or by omission, pursuant to the considerations above, for the damages caused to the Company as a consequence and/or related with the investments in debt instruments issued by entities of the Espirito Santo Group (Grupo Espírito Santo or “GES”).

Lisbon, 1st July, 2015

By the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.